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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 6)*

                          PANACOS PHARMACEUTICALS, INC.
                       (FORMERLY V.I. TECHNOLOGIES, INC.)
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 2005
             (Date of Event Which Required Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 917920 10 0               13D                        PAGE 2 OF 7 PAGES

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard A. Charpie

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

      Not applicable                                             (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

 NUMBER OF
                 7     SOLE VOTING POWER
  SHARES
                       1,974,148 shares
BENEFICIALLY
                 8     SHARED VOTING POWER
  OWNED BY
                           0 shares
    EACH
                 9     SOLE DISPOSITIVE POWER
 REPORTING
                       167,279 shares
  PERSON
                 10    SHARED DISPOSITIVE POWER
   WITH
                       1,806,869 shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,974,148 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.9% *

14    TYPE OF REPORTING PERSON

      IN, HC

*Based on 39,509,667 shares outstanding as of July 15, 2005.

                                       2
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CUSIP NO.917920 10 0                 13D                    PAGE 3 OF 7 PAGES

      This Amendment No. 6 (the "Amendment") amends the Schedule 13D filed on June 9, 2003 by Richard A. Charpie (the "reporting person"), as amended by Amendment No. 1 filed on January 22, 2004, Amendment No. 2 filed on March 15, 2004, Amendment No. 3 filed on March 15, 2005, Amendment No. 4 filed on August 15, 2005 and Amendment No. 5 filed on August 26, 2005 (as amended, the "Schedule 13D"), relating to the Common Stock, $0.01 par value per share (the "common stock"), of Panacos Pharmaceuticals, Inc. (f/k/a V. I. Technologies, Inc.) (the "Company"). The Company has its principal executive offices at 134 Coolidge Avenue, Watertown, MA 02472.

      The purpose of this Amendment is to report the following transactions: the disposition of 294,006 shares of common stock of the Company as a result of the sale of 229,405 shares of common stock (as to which the reporting person may be attributed with beneficial ownership) by two venture capital funds and an affiliated management entity which are the record owners of such shares; and the distribution of 64,601 shares of common stock by the management entity of such funds which is the record owner of such shares to its members pro rata for no consideration.

      Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended by inserting the following paragraphs at the end of such item:

      "On September 13, 2005, Ampersand 1999 Limited Partnership sold 216,176 shares of the Company's common stock in the open market, Ampersand 1999 Companion Fund Limited Partnership sold 4,411 shares of the Company's common stock in the open market and Ampersand Venture Management Trust sold 8,818 shares of the Company's common stock in the open market.

      On September 13, 2005, AMP-99 Management Company Limited Liability Company distributed 64,601 shares of the Company's common stock pro rata to its members for no consideration pursuant to the terms of its operating agreement."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and restated in their entirety as follows:

      (a) Aggregate number and percentage of class beneficially owned:

      The reporting person incorporates herein by reference his responses to
(11) and (13) on the cover page of this Amendment.

      The reporting person owns 21,856 shares in his individual capacity.

                                       3
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CUSIP NO.917920 10 0                     13D                   PAGE 4 OF 7 PAGES

      The reporting person may be attributed with beneficial ownership of 1,117,243 shares held by Ampersand 1999 Limited Partnership; 22,801 shares held by Ampersand 1999 Companion Fund Limited Partnership; 53,687 shares held by Ampersand Venture Management Trust; and 91,736 shares held by AMP-99 Management Company Limited Liability Company.

      The reporting person may be attributed with beneficial ownership of 3,075 shares (the "Option Shares") issuable upon exercise of options previously awarded (to the reporting person as to 2,700 shares and to Herbert Hooper as to 375 shares) under the Company's Directors' Stock Option Plans, all of which options are exercisable within 60 days of September 13, 2005, and all of which the reporting person and Herbert Hooper have assigned to one or more of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

      The reporting person may be attributed with beneficial ownership of 650,475 shares issuable upon exercise of warrants held by Ampersand 1999 Limited Partnership and 13,275 shares issuable upon exercise of warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, the "Warrant Shares").

      The reporting person is the Principal Managing Member of AMP-99 Management Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. The reporting person is the sole member of Ampersand Venture Management 2003 LLC, which is the sole owner of shares of beneficial interest of Ampersand Venture Management Trust. The reporting person disclaims beneficial ownership of all shares the ownership of which may be attributed to him except to the extent of his proportionate pecuniary interest therein.

      (b) Number of shares as to which such person has:

      (i) Power to vote:

      The reporting person has sole power to vote or direct the vote of all of the shares held by the reporting person directly or by Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, AMP-99 Management Company Limited Liability Company and Ampersand Venture Management Trust.

      (ii)Power to Dispose:

      The reporting person has sole power to dispose or direct the disposition of the 21,856 shares which the reporting person owns in his individual capacity, the 91,736 shares held by AMP-99 Management Company Limited Liability Company and the 53,687 shares held by Ampersand Venture Management Trust.

      The reporting person shares the power to dispose or direct the disposition of the 1,117,243 shares held by Ampersand 1999 Limited Partnership and the 22,801 shares

                                       4
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CUSIP NO.917920 10 0                     13D                   PAGE 5 OF 7 PAGES

held by Ampersand 1999 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

      The reporting person shares the power to dispose of or direct the disposition of the 663,750 Warrant Shares with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

      The reporting person shares the power to dispose of or direct the disposition of the 3,075 Option Shares with some or all of Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP and as Managing Members of AMP-99 Management Company Limited Liability Company.

      Each of the persons with whom the reporting person shares dispositive power over any securities beneficially owned by the reporting person disclaim beneficial ownership of such securities pursuant to Exchange Act Rule 13d-4.

      The Item 2 identifying information for Charles D. Yie, Stuart A. Auerbach, Peter D. Parker and David J. Parker, with whom the reporting person shares dispositive power, is as follows:

      Names: As set out above.

      Business Address of all such persons:

         c/o Ampersand Ventures
         55 William Street, Suite 240
         Wellesley, MA 02481-4003

      Principal Occupations: These persons are executives of Ampersand Venture Management Trust and/or related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

      None of these persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of these persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                       5
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CUSIP NO.917920 10 0                     13D                   PAGE 6 OF 7 PAGES

         Citizenship: All of these persons are U.S. citizens.

      (c) Transactions during the past 60 days.

      Other than pursuant to the transactions described in Item 4, the reporting person has not acquired or disposed of any shares of common stock of the Company during the past 60 days.

      (e) As of September 13, 2005, the reporting person ceased to be the beneficial owner of more than 5% of the Company's common stock.

                                       6
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CUSIP NO.917920 10 0                     13D                   PAGE 7 OF 7 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2005              /s/ Richard A. Charpie
                                       -----------------------------------------
                                       Richard A. Charpie

                                       7